Filed by AVANT Immunotherapeutics, Inc.

Pursuant to Rule 425 under Securities Act of 1933, as amended

Subject Company: AVANT Immunotherapeutics, Inc.

Subject Company’s Commission File No.: 000-015006

FINAL TRANSCRIPT

Thomson StreetEvents

AVAN - Q4 2007 AVANT Immunotherapeutics, Inc. Earnings Conference

Call

Event Date/Time: Feb. 27. 2008 / 11:00AM ET

F I N A L T R A N S C R I P T

Feb. 27. 2008 / 11:00AM, AVAN - Q4 2007 AVANT Immunotherapeutics, Inc. Earnings Conference Call

C O R P O R A T E P A R T I C I P A N T S

Chris Erdman

AVANT Immunotherapeutics, Inc.

Dr. Una Ryan

AVANT Immunotherapeutics, Inc. - President CEO

Avery (Chip) Catlin

AVANT Immunotherapeutics, Inc. - CFO

P R E S E N T A T I O N

OPERATOR

Good day, ladies and gentlemen.  I will now turn the call over to [Chris Erdman].  Please proceed.

Chris Erdman - AVANT Immunotherapeutics, Inc.

Good morning, and welcome to the fourth quarter and fiscal 2007 AVANT Immunotherapeutics Incorporated earnings conference call.  Before we begin our discussion, I would like to refer folks on the webcast to Slide 2 and caution listeners that today’s speakers will be making forward-looking statements.  These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in the forward-looking statements.  This communication may be deemed to be solicitation material and respect of the proposed merger of AVANT and Celldex.

The directors and executive officers of AVANT and Celldex may be deemed to be participants in the solicitation of proxies from the holders of AVANT common stock in respect to the proposed transaction.  In connection with proposed merger, AVANT and Celldex have filed relevant materials with the SEC including AVANT’s joint registration statement and proxy statement on form S 4. Shareholders of AVANT are urged to read all relevant documents filed with the SEC, including AVANT’s proxy statement, because they will contain important information about the proposed transaction. Please be advised that the question and answer period will be held at the close of this call.  I will now turn the call over to Dr. Una Ryan, President and CEO of AVANT.

Dr. Una Ryan - AVANT Immunotherapeutics, Inc. - President CEO

Good morning, ladies and gentlemen. I’m Una Ryan President and CEO of AVANT Immunotherapeutics Incorporated.  With me on the call is Chip Catlin, AVANT’s Chief Financial Officer.  During this call, Chip will review AVANT’s fourth quarter and 12-month financial results and then I’ll provide a summary of the proposed merger of AVANT and Celldex, give you a brief update on our lead clinical programs and our milestones for 2008.  Following that, we’ll open the call to questions.

Avery (Chip) Catlin - AVANT Immunotherapeutics, Inc. - CFO

Thank you Una.  We announced in our press release today financial results for AVANT’s fourth quarter and fiscal year 2007.  The press release is filed as an exhibit to Form 8-K, with the SEC, and is available at AVANT’s website on the investor information page. I will not review the financial results in detail on this call, as they are detailed in the press release.  But for the three months ended December 31, 2007, we reported a net loss of $5.3 million, or $0.07 per share, compared with a net loss of $6.2 million, or $0.08 per share for the comparable three months of 2006.  For the 12 months ending December 31, 2007, AVANT reported a net loss of $21.6 million, or $0.29 per share compared to a net loss of $20.4 million for $0.27 per share for the 12 months ending December 31, 2006.  The 2007 12-month losses included a one-time restructuring charge of approximately $765,000.  At December 31, 2007, our cash balance was $15.7 million.

Dr. Una Ryan - AVANT Immunotherapeutics, Inc. - President CEO

So, if those of you on the webcast would please look at slide number 3. In October 2007, we announced the proposed merger between AVANT and Celldex, two companies with synergistic technology platforms and pipelines to form what we believe will be a biopharmaceutical company well positioned for growth.

I would like again to provide a brief summary of the details of our proposed merger transaction and why this combination is beneficial to both companies.  On Slide 3, I want to focus on the strategic fit of the two companies.  Importantly, the senior management and boards of directors of both companies think that the combination of AVANT and Celldex results in a fully integrated biopharmaceutical company.  Together, we will have a diversified product pipeline, with a substantial number of vaccine and monoclonal antibody candidates addressing high value indications in large and underserved markets, including oncology, infectious and inflammatory diseases.  This combination creates substantial value and mitigates the overall development risk inherent in drug development. AVANT expects to reach multiple important clinical and regulatory milestones in the near term, with several of our lead drug and vaccine candidates.

So together, AVANT and Celldex have complementary pipelines, including monoclonal antibodies and vaccines, addressing a broad spectrum of indications in significant markets.  Strong technology platforms, including vector vaccine delivery, manufacturing and preservation technologies, and APC targeting technology.  Together, these provide a strong engine to generate new clinical product candidates on an ongoing basis.  We have third party funding and validation for our global health vaccine programs, abundant near-term development mile stones to fuel interest in the combined company, CGMP manufacturing capabilities to streamline existing infrastructure and bring programs in-house for greater quality control and cost savings, and an exceptional management team with a successful track record in all aspects of capital formation, drug development, regulatory procedures, and commercialization.

So now, if you would look at slide 4, I would like to take a few moments to review specific details of the transaction.  The company will operate under the name AVANT Immunotherapeutics, Incorporated and is expected to trade on the NASDAQ Capital Markets with the symbol AVAN.  We will have offices based in Massachusetts and New Jersey and importantly, we will continue to operate AVANT’s manufacturing facility in Fall River, Massachusetts.  When combined, these facilities provide a full suite of capabilities from discovery through production and commercialization.  The transaction is expected to close in March 2008, subject to a vote by AVANT’s shareholders.  Following the completion of the transaction, Celldex shareholders will own 58% and AVANT shareholders will own 42% of the new company on a fully diluted basis.

We will also be instituting a reverse stock split to align our capital and stock structure, with future shareholder requirements and ensure compliance with NASDAQ’s listing requirements.  The exact size of which is still being determined.  The reverse stock split is also subject to a vote of approval from AVANT’s shareholders.  We also intend to update our $40 million shelf registration on file with the SEC, following the close of the merger.  This will provide us with flexibility regarding our future financing needs.  So now moving to slide 5, I would like to outline our 2008 development pipeline.  During early discussions between Celldex and AVANT, it became clear that our pipelines are an excellent strategic fit.  They provide complementary immunotherapy products and programs targeted towards high value indications, including oncology and infectious and inflammatory diseases.

The depth of this pipeline consists of several late stage oncology and infectious disease product candidates, with near-term catalysts, backed by earlier stage products advancing in tandem. We’re very excited about our near-term development goals and initiatives.  In 2008, we will advance the development of a number of product candidates.  In oncology, CDX 110, our lead candidate, is undergoing evaluation in brain cancer in a definitive Phase II B randomized study.  CDX 110 has previously demonstrated a doubling in survival in newly diagnosed brain cancer patients, with tumors that contain a common mutation of the epidermal growth factor receptor, variant 3.  So, this is known as EGFRV 3. CDX 1307 is our lead immunotherapy product candidate based on the APC technology platform, targeting a tumor-associated molecule called the beta chain of human chorionic gonadotropin, or beta HCG. CDX 1307 is currently in Phase I studies in multiple solid tumors, including to date, colorectal, pancreatic, bladder, breast and ovarian cancer.  Our next oncology program is CDX 1401, targeting a proprietary tumor antigen called NYE 01. CDX 1401 will enter clinical development for multiple solid tumors this year.

Turning to our infectious disease franchise, we have several single-dose oral vaccine candidates in clinical development.  These include CholeraGarde in Phase II for protection against cholera and TY 800 in Phase II for protection against typhoid fever.  We will also advance development of a combination travelers vaccine against enteric disease called ETEC-cholera, which is expected to enter a Phase I clinical study in the first half of 2008.  Additionally, in 2008 we anticipate the initiation of a Phase I trial for an infectious disease candidate, CDX 2401, as part of our Bill and Melinda Gates Foundation funded collaboration with Rockefeller University. CDX 2401 is an HIV prophylactic vaccine for the prevention of HIV infection based on our APC technology.  Lastly, we believe there are substantial opportunities for our technologies in inflammatory disease.  To this end, we will refocus our efforts on the anti-inflammatory agent TP 10 for the treatment of wet and dry age-related macular degeneration, AMD, transplant,or other inflammatory disease.

Now, please look at slide 6, because we had exciting news last week regarding Rotarix, and I would like to update you on what it means to AVANT.  As you will see on slide 6, we have monetized 70% of the Rotarix royalty stream with Paul Royalty Fund, PRF, and have received $50 million in milestone payments to date.  Last week, Rotarix received a favorable recommendation from the FDA’s vaccines advisory committee, and while the FDA is not obligated to follow the advise of its advisory committees, it usually does. And the FDA is expected to issue a decision on the approval of Rotarix before April 3. Now, let me remind you, approval of Rotarix by the FDA will trigger a $1.5 million milestone payment from GlaxoSmithKline. $750,000 of which AVANT will retain.

The subsequent launch of Rotarix in the U.S. by GSK will trigger a $10 million milestone payment from Paul Royalty Fund, which we expect in the second half of 2008.  So, as you will see on slide 7, in 2008, our pipeline is expected to generate a number of value-creating milestones.  First and foremost, we anticipate completing the merger in the first quarter.  As you look to our development programs, we’ll present important data on our three leading immunotherapy products, Phase II proof of concept data from TY 800, our typhoid fever vaccine, in the first half of 2008.  Phase II B randomized CDX 110 data and front line treatment of brain cancer in the second half of the year, and Phase I data on our lead APC targeting cancer program, CDX 1307, also in the second half.  Throughout the year, we plan to initiate multiple Phase I studies in cancer and infectious disease, along with announcing new studies generated from our human monoclonal antibody program.  As mentioned previously, we anticipate receiving a $10 million milestone payment for Rotarix from our financial partner, Paul Royalty Fund, expected in the second half of 2008.  Upon achieving these milestones, this will significantly enhance our company’s profile.  Looking forward, the lead oncology program will move into Phase III.  We will have proof of concept for the bacterial vaccine platform, which our market research indicates could have potential annual sales of over $500 million.  We will have made significant advances in our pre-clinical and early clinical pipelines.

This is the end of my introductory statement and I welcome your questions.

Q U E S T I O N S A N D A N S W E R S

OPERATOR

(OPERATOR INSTRUCTIONS) There are no questions at this time.

Dr. Una Ryan - AVANT Immunotherapeutics, Inc. - President CEO

Well, thank you very much.  Thank you for participating on today’s call.  If you do have additional questions, please feel free to call me or Chip directly.  I would remind you again that this press release and conference call contain forward-looking statements which are subject to a variety of risks and uncertainties and other factors that could cause actual results to differ materially from those expressed in any such forward-looking statements.  And we do look forward to updating you on our programs and the proposed merger next quarter, but what I want to finish with is a plea, please vote.  I feel like the presidential candidates, every vote counts.  We are counting them.  We’re enormously encouraged by the response we have received to date.  But unlike the media, we’re not calling the election yet.  So please vote.  Thank you.

OPERATOR

Thank you for participating in today’s conference.  You may conclude — this concludes the conference.  Have a great day.  Thank you.

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FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “ expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions.  These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements.  Important factors that might cause such a difference include, but are not limited to, costs related to the merger, failure of Celldex’s stockholders to approve the Merger; AVANT’s or Celldex’s inability to satisfy the conditions of the Merger; AVANT’s inability to maintain its NASDAQ listing; the risk that AVANT’s and Celldex’s businesses will not be integrated successfully; the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates; the risks associated with reliance on outside financing to meet capital requirements; risks associated with Celldex’s new and uncertain technology; risks of the development of competing systems; risks related to the combined company’s ability to protect its proprietary technologies; risks related to patent-infringement claims; risks of new, changing and competitive technologies and regulations in the U.S. and internationally; and other events and factors disclosed previously and from time to time in AVANT’s filings with the Securities and exchange Commission, including AVANT’s Annual Report on Form 10-K for the year ended December 31, 2006.  The Companies do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This communication may be deemed to be solicitation material in respect of the proposed merger of AVANT  and Celldex.  In connection with the proposed merger, AVANT and Celldex have filed relevant materials with the SEC, including AVANT’s Proxy Statement/Registration Statement on Form S-4.  SHAREHOLDERS OF AVANT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING AVANT’S PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and AVANT shareholders may obtain transaction-related documents for free from AVANT.

The directors and executive officers of AVANT and Celldex  may be deemed to be participants in the solicitation of proxies from the holders of AVANT common stock in respect of the proposed transaction.  Information about the directors and executive officers of AVANT is set forth in the proxy statement for AVANT’s most recent 10-K, which was filed with the SEC on March 16, 2007. Investors may obtain additional information regarding the interest of AVANT and its directors and executive officers, and Celldex and its directors and executive officers in the proposed transaction by reading the proxy statement/registration statement on Form S-4/A which was filed with the SEC on January 22, 2008.